United States Securities and Exchange Commission
Washington, DC 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-00815
Pioneer Hi-Bred International, Inc. Savings Plan
(Full title of plan)
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898
(Name and address of principal executive office of issuer)

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrative Committee formed under the Pioneer Hi-Bred International, Inc. Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Pioneer Hi-Bred International, Inc.
Savings Plan

Dated: June 27, 2008

/S/ Jeffery Austin Jeffery Austin
Vice President & Chief Financial Officer

Pioneer Hi-Bred International, Inc. Savings Plan
Index to Financial Statements and Supplemental Schedule

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Pioneer Hi-Bred International, Inc. Savings Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Pioneer Hi-Bred International, Inc. Savings Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/S/ PRICEWATERHOUSECOOPERS LLP
Philadelphia, Pennsylvania
June 27, 2008

Pioneer Hi-Bred International, Inc. Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value:
Common/collective trust	$95,448,779	$36,408,693
Mutual funds	417,673,565	432,503,082
Company stock fund	7,512,795	7,919,484
Participant loans	4,960,071	4,818,531

Total investments	525,595,210	481,649,790
Receivables:
Employer contribution	89	192

Total receivables	89	192

Net assets available for benefits, at fair value	525,595,299	481,649,982

Adjustment from fair value to contract value for interest in common/collective trust relating to fully benefit-responsive investment contracts	(273,629)	350,348

Net assets available for benefits	$525,321,670	$482,000,330

The accompanying notes are an integral part of these financial statements.

Pioneer Hi-Bred International, Inc. Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$13,729,394	$42,985,504
Interest income	362,731	308,521
Dividend income	16,085,077	11,707,806

Total investment income	30,177,202	55,001,831

Contributions:
Participants	24,955,035	23,583,069
Employer	10,138,709	9,866,676
Rollovers	701,061	798,462

Total contributions	35,794,805	34,248,207

Total additions	65,972,007	89,250,038

Deductions to net assets attributed to:
Benefits paid to participants	25,389,595	23,246,781
Administrative expenses	203,288	202,607

Total deductions	25,592,883	23,449,388

Asset transfers	2,942,216	—

Net increase	43,321,340	65,800,650

Net assets available for plan benefits:
Beginning of year	482,000,330	416,199,680

End of year	$525,321,670	$482,000,330

The accompanying notes are an integral part of these financial statements.

Pioneer Hi-Bred International, Inc. Savings Plan
Notes to Financial Statements
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Pioneer Hi-Bred International, Inc. Savings Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan is available to all full-time employees and all temporary employees of Pioneer Hi-Bred International, Inc. (the “Company”), a wholly owned subsidiary of E. I. du Pont de Nemours and Company (“DuPont”), who have completed at least 1,000 hours of service during a consecutive twelve-month period.
The Plan is administered by the Company. Vanguard Fiduciary Trust Company (“VFTC”) is the trustee of the assets of the Plan. As trustee, VFTC has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements.
Contributions
Participants may contribute 1 percent to 100 percent of their eligible earnings, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes a matching contribution of 100 percent of the first 4 percent of each participant’s before-tax contribution. Contributions to the Plan are subject to certain limits imposed by the Internal Revenue Service (“IRS”) and the Plan terms.
Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers eight mutual funds, a common/collective trust fund, a DuPont Company Stock fund, and four predefined investment mixes as investment options for participants. The predefined investment mixes represent an investment in five of the investment options in varying percentages based upon the participant’s desired risk/return strategy. The four predefined investment mixes are: (1) Income, (2) Balanced Growth, (3) Growth, and (4) Aggressive Growth.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Upon entering the Plan, participants are fully vested in their contributions plus earnings thereon. Effective January, 1 2006, any participant who completes an hour of service is immediately vested in their Company match.

Pioneer Hi-Bred International, Inc. Savings Plan
Notes to Financial Statements
Participant Loans
Subject to the Plan’s guidelines, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (less the participant’s highest outstanding loan balance during the previous twelve months) or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5 percent to 9.25 percent, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions. A maximum of one loan per participant may be outstanding at any time and loan maturities cannot exceed five years.
Payment of Benefits
An in-service withdrawal of all or a portion of a participant’s account may be made under certain conditions including election by the participant after attaining age 59 1/2. Withdrawals of employee contributions for undue financial hardship are also permitted. Upon termination or retirement a participant who has attained age 55 may elect to take a partial distribution. Upon termination or retirement, prior to age 55, death or disability, a participant may elect to receive a lump-sum distribution equal to the vested value of the participant’s account.
Forfeited Accounts
Upon the participant’s termination of employment, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes the required years of service. Forfeitures, net of amounts restored, are used to reduce future Company contributions required under the Plan. Forfeitures were not used to offset Company contributions during the years ended December 31, 2007 and 2006. At December 31, 2007 and 2006, forfeited non-vested accounts totaled $55,903 and $45,585, respectively.
Administrative Expenses
Reasonable expenses of administering the Plan, at the election of the Company, may be paid by the Plan. Any remaining expenses will generally be paid by the Company, but may be paid by the Plan. For the years ended December 31, 2007 and 2006, the Plan paid $203,288 and $202,607, respectively, in administrative expenses of the Plan, including recordkeeping related fees. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments are included in the cost of such securities or investments or deducted from the sales proceeds.
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Pioneer Hi-Bred International, Inc. Savings Plan
Notes to Financial Statements
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. This applies even when the contracts are not held directly by the Plan but are underlying assets in Common Collective Trust (“CCT”) investments held by the Plan. However, contract value is the relevant measurement of net assets available for benefits in a defined contribution plan that holds fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the interest in CCT’s relating to fully benefit-responsive investment contracts with an adjustment to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of registered investment companies (“mutual funds”) are valued at the net asset value of shares held by the Plan at year end. Shares of CCT’s are valued at net unit value as determined by the trustee at year end. The Company stock fund is valued at year-end unit closing price (defined as the year-end market price of common stock plus uninvested cash position). Participant loans are valued at their outstanding balances, which approximate fair value.
The Plan holds shares of CCT’s that have investments in fully benefit-responsive investment contracts. For purposes of the Statement of Net Assets Available for Benefits, these CCT’s are stated at fair value. As provided in the FSP, an investment contract is generally required to be reported at fair value, rather than contract value, to the extent it is fully benefit-responsive. The fair value of such investment contracts held by the CCT’s are determined using the market price of the underlying securities and the value of the investment contract.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Payment of Benefits
Benefits are recorded when paid.

Pioneer Hi-Bred International, Inc. Savings Plan
Notes to Financial Statements
Accounting Standards Issued Not Yet Adopted
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements,” (SFAS 157) which addresses how companies should measure fair value when required for recognition or disclosure purposes under GAAP. The standard’s provisions will be applied to existing accounting measurements and related disclosures that are based on fair value. SFAS 157 does not require any new fair value measurements. The standard applies a common definition of fair value to be used throughout GAAP, with emphasis on fair value as a “market-based” measurement versus an entity-specific measurement and establishes a hierarchy of fair value measurement methods. The disclosure requirements are expanded to include the extent to which companies use fair value measurements, the methods and assumptions used to measure fair value and the effect of fair value measurements on earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The new standard’s provisions applicable to the Plan will be applied to the Plan’s financial statements prospectively for the period beginning January 1, 2008. The Plan administrator expects that the adoption of SFAS 157 will not have a material effect on the Plan’s net assets available for benefits or changes in net assets available for benefits.
NOTE 3 — INVESTMENTS
The following presents investments that represent 5% or more of the Plan’s net assets:

	2007		2006
Vanguard Retirement Savings Trust	$35,889,732		$36,759,041
Vanguard 500 Index Fund	170,219,125		129,639,380
Vanguard PRIMECAP Fund	43,408,862		39,522,740
Vanguard Total Bond Market Index Fund	80,549,425		66,689,962
Vanguard Windsor II Fund	29,135,796		26,247,749
Vanguard International Growth Fund	28,630,112		—	*
AllianceBernstein International Style Blend Collective Trust	59,285,418		—	*
T. Rowe Price Small-Cap Stock Fund	58,221,968		67,558,459
T. Rowe Price Foreign Equity Fund	—	*	55,435,519

*	Investment was not offered as an investment option in respective year.
During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	2007	2006
Common/collective trust funds	$5,214,436	$—
Mutual funds	$9,263,514	$41,913,615
Company stock fund	(748,556)	1,071,889

Net appreciation in fair market value	$13,729,394	$42,985,504

Pioneer Hi-Bred International, Inc. Savings Plan
Notes to Financial Statements
NOTE 4 — ASSET TRANSFER
Net asset transfers to the Plan for the year ended December 31, 2007 of $2,942,216 represents participant investment account balances attributable to employees transferred from the Savings and Investment Plan of E. I. du Pont de Nemours and Company.
NOTE 5 — TAX STATUS
The Internal Revenue Service determined and informed the Company by letter dated April 7, 2003, covering amendments through December 17, 2001, that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(a). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
NOTE 6 — RELATED PARTY TRANSACTIONS
The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for investments as defined by the Plan. The Plan offers the DuPont Company Stock Fund investment option. DuPont, as the parent of the Company, is a related party to the Plan. At December 31, 2007 the Plan held 170,396.810 shares of DuPont common stock valued at $7,512,795. At December 31, 2006 the Plan held 162,584.370 shares of DuPont common stock valued at $7,919,484. The Plan purchased $654,476 and $1,546,259 of stock during the years ended December 31, 2007 and 2006, respectively. The Plan sold $553,078 and $2,665,758 of stock during the years ended December 31, 2007 and 2006, respectively.
NOTE 7 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to the Form 5500:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$525,321,670	$482,000,330

Adjustment from fair value to contract value for interest in common/collective trust relating to fully benefit-responsive investment contracts	273,629	(350,348)

Net assets available for benefits per the Form 5500	$525,595,299	$481,649,982

Pioneer Hi-Bred International, Inc. Savings Plan
Notes to Financial Statements
The following is a reconciliation of CCT gain per the financial statements for the year ended December 31, 2007 to the Form 5500:

2007
Net gain from Common/collective trusts included in the financial statements	$6,729,206
2007 adjustment from contract value to fair value for fully benefit-responsive investment contracts	273,629
2006 adjustment from contract value to fair value for fully benefit-responsive investment contracts	350,348

Net gain from Common/collective trusts per the Form 5500	$7,353,183

NOTE 8 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.
NOTE 9 — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedules

Pioneer Hi-Bred International, Inc. Savings Plan
Schedule of Assets (Held at End of Year) as of December 31, 2007
Attachment to Form 5500, Schedule H, Part IV, line i

	(b)	(c)	(d)	(e)
(a)	Identity of Issue	Investment Type	Cost	Current Value

	T. Rowe Price Small-Cap Stock Fund	Registered Investment Company	**	$58,221,968
*	Vanguard Extended Market Index Fund Investor Shares	Registered Investment Company	**	7,508,277
*	Vanguard 500 Index Fund	Registered Investment Company	**	170,219,125
*	Vanguard International Growth Fund	Registered Investment Company	**	28,630,112
*	Vanguard PRIMECAP Fund	Registered Investment Company	**	43,408,862
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	**	80,549,425
*	Vanguard Windsor II Fund	Registered Investment Company	**	29,135,796

	Total Registered Investment Company			417,673,565

	AllianceBernstein International Style Blend Collective Trust	Common/Collective Trust	**	59,285,418
*	Vanguard Retirement Savings Trust	Common/Collective Trust	**	36,163,361

	Total Common/Collective Trust			95,448,779

*	DuPont Company Stock Fund	Company Stock Fund	**	7,512,795

*	Participant loans	Interest Rate 5%-9.25% Maturing from January 2008 — December 2011	**	4,960,071

Total assets (held at end of year)				$525,595,210

*	Party in interest

**	Cost not required for participant directed investments